FORM 8-A/A
(AMENDMENT NO. 1)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

EMBREX, INC.
(Exact name of registrant as specified in its charter)

North Carolina (State of incorporation or organization)	56-1469825 (I.R.S. Employer Identification No.)

1040 SWABIA COURT, DURHAM, NORTH CAROLINA	27703
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

NONE
(Title of class)

NOT APPLICABLE
(Name of exchange on which such class is registered)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:

STOCK PURCHASE RIGHTS
(Title of class)

NASDAQ NATIONAL MARKET SYSTEM
(Name of exchange on which such class is registered)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.    Description of Registrant’s Securities to be Registered

On March 21, 1996, the Board of Directors of Embrex, Inc., a North Carolina corporation (the “Company”), declared a dividend distribution of one Right for each outstanding share of common stock, $.01 par value (the “Common Stock”), of the Company, to shareholders of record at the close of business on April 1, 1996 (the “Record Date”). Each Right entitles the record holder to purchase from the Company one one-thousandth (1/1,000) of a share (a “Preferred Stock Fraction”) of the Company’s Series A Participating Preferred Stock, $.01 par value (the “Preferred Stock”) at a price of Sixty Dollars ($60) (the “Purchase Price”), subject to adjustment in certain circumstances.

On March 22, 1996, the Company filed with the Securities and Exchange Commission a Registration Statement on Form 8-A to register Rights issuable in accordance with the terms of the Rights Agreement dated as of March 21, 1996 between the Company and Branch Banking and Trust Company, as Rights Agent (the “Original Rights Agreement”).

On January 6, 2003, the Board of Directors of the Company authorized an amendment of the Original Rights Agreement (the “Amendment”) which provides that the affiliation of certain index funds with FMR Corp. and its affiliates (“FMR”) will not result in FMR becoming an “Acquiring Person” under the Original Rights Agreement, as amended by the Amendment, so long as FMR does not own in excess of the lesser of (i) seventeen percent (17%) of the Common Stock and (ii) that percentage of the Common Stock beneficially owned by FMR on the FMR Affiliation Date, and subject to certain other limitations described in the Amendment. All capitalized terms herein that are not defined herein have the meanings given them in the Original Rights Agreement, as amended by the Amendment (the Original Rights Agreement, as amended by the Amendment, is referred to herein as the “Amended Rights Agreement”).

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the following sets forth the complete text of “Item 1. Description of Registrant’s Securities to be Registered,” of the Company’s Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on March 21, 1996, as amended by this Registration Statement on Form 8-A/A (Amendment No. 1).

Initially, the Rights will be attached to the certificates representing outstanding shares of Common Stock, and no Rights Certificates will be distributed. The Rights will separate from the Common Stock and a “Distribution Date” will occur upon the earlier of (i) the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of, or obtained the right to acquire beneficial ownership of, fifteen percent (15%) or more (or in the case of an Exempted Person, more than the Permitted Percentage) of the outstanding shares of Common Stock (such tenth day, the “Stock Acquisition Date”), or (ii) the tenth business day (or such later date as may be determined by the Company’s Board of Directors prior to such time as any person becomes an Acquiring Person) after the commencement of a tender offer or exchange offer if, upon consummation thereof, the person or group making such offer would be the beneficial owner of 15% or more (or in the case of an Exempted Person, more than the Permitted Percentage) of the outstanding shares of Common Stock. A person or group whose acquisition of Common Stock causes a Distribution Date pursuant to clause (i) above is referred to as an “Acquiring Person.”

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Amended Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except in certain limited circumstances, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 21, 2006 unless earlier redeemed by the Company as described below.

Except in the circumstances described below, after the Distribution Date each Right will be exercisable into a Preferred Stock Fraction. Each Preferred Stock Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock. The voting and dividend rights of the Preferred Stock are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock. In lieu of issuing certificates for fractions of shares of Preferred Stock (other than fractions which are integral multiples of Preferred Stock Fractions), the Company may pay cash in accordance with the Amended Rights Agreement.

In the event that any person becomes an Acquiring Person (other than pursuant to an offer for all outstanding shares of Common Stock at a price and on terms which the majority of the independent Directors determine to be fair to, and otherwise in the best interests of, shareholders), each holder of a Right will thereafter have the right to receive, upon the exercise thereof, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may provide that each Right be exchanged for one share of Common Stock (or cash, property or other securities, as the case may be). Notwithstanding any of the foregoing, following the occurrence of the event described in this paragraph, any Rights that are, or (under certain circumstances specified in the Amended Rights Agreement) were, beneficially owned by an Acquiring Person shall immediately become null and void.

For example, at an exercise price of $60 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Stock (or other consideration, as noted above) for $60. Assuming that the Common Stock had a per share value of $15 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $60. Alternatively, the Company could permit the holder to surrender each

Right in exchange for one share of Common Stock (with a value of $15) without the payment of any consideration other than the surrender of the Right.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or consolidation in which the Company is not the surviving corporation, (ii) the Company engages in a merger or consolidation with another person in which the Company is the surviving corporation, but in which all or part of its Common Stock is changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power is sold or transferred (except with respect to clauses (i) and (ii), a merger or consolidation which follows a fair offer described in the second preceding paragraph and in which the amount and form of consideration is the same as was paid in such offer), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right, e.g., common stock of the acquiring company having a value of $120 for the $60 exercise price.

The Purchase Price payable, and the number of Preferred Stock Fractions or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Stock or other capital stock, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock (other than fractions which are integral multiples of Preferred Stock Fractions) will be issued upon exercise of the Rights and, in lieu thereof, a cash payment will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time prior to the earlier of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or securities or both (the “Redemption Price”). Under certain circumstances set forth in the Amended Rights Agreement, the decision to redeem the Rights will require the concurrence of a majority of the Continuing Directors (as defined below). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The term “Continuing Director” means any member of the Board of Directors of the Company who was a member of the Board of Directors prior to the date of the Original Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an

Acquiring Person or an affiliate or associate of an Acquiring Person, or any representative or any of such entities.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

Any of the provisions of the Amended Rights Agreement, other than certain provisions relating to the principal economic terms of the Rights, may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions, other than certain provisions relating to the principal economic terms of the Rights, of the Amended Rights Agreement may be amended by the Board in order: to cure any ambiguity, defect or inconsistency; to shorten or lengthen any time period under the Amended Rights Agreement; or in any other respect that will not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable, and no amendment may be made to the circumstances under which redemption is permissible unless such amendment is approved when the Board of Directors consists of a majority of the Continuing Directors.

As of February 29, 1996, there were Six Million Eight Hundred Thirty Thousand Seven Hundred Sixty-Two (6,830,762) shares of Common Stock outstanding and Zero (0) Rights outstanding. Each outstanding share of Common Stock on April 1, 1996 received one Right. As long as the Rights are attached to the shares of Common Stock and in certain other limited circumstances, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. Fifteen Thousand (15,000) shares of Preferred Stock were initially reserved for issuance upon exercise of the Rights.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company.

The description and terms of the Rights are set forth in the Amended Rights Agreement. When the Original Rights Agreement was filed with the Securities and Exchange Commission as an exhibit to the Company’s Registration Statement on Form 8-A on March 22, 1996, the following items were attached as exhibits to the Rights Agreement: (i) the Articles of Amendment of Restated Articles of Incorporation of the Company (setting forth the terms of the Preferred Stock); (ii) the form of Rights Certificate; and (iii) the form of Summary of Rights to Purchase Preferred Stock. The Original Rights Agreement and its exhibits are incorporated herein by reference. The Amendment is attached as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 9, 2003 and is

incorporated herein by reference. The rights, preferences and restrictions of the Series A Participating Preferred Stock are set forth in the Articles of Amendment to Restated Articles of Incorporation attached as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as filed with the Securities and Exchange Commission and in the Articles of Amendment to Restated Articles of Incorporation attached as an exhibit to the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 1996, as filed with the Securities and Exchange Commission, each of which are incorporated herein by reference. The foregoing description of the Original Rights Agreement, the Amended Rights Agreement, the Amendment, the Rights and the Series A Participating Preferred Stock does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Item 2.  Exhibits

Exhibit Number	Description of Document
1(1)	Restated Articles of Incorporation

2(2)	Articles of Amendment to Restated Articles of Incorporation, effective March 21, 1996

3(3)	Articles of Amendment to Restated Articles of Incorporation, effective May 28, 1996

4(4)	Amended and Restated Bylaws, effective September 21, 2000

5(5)	Rights Agreement, dated as of March 21, 1996, between Embrex, Inc. and Branch Banking and Trust Company, as Rights Agent, including exhibits.

6(6)	Amendment to Rights Agreement dated as of January 6, 2003 by and between Embrex, Inc. and Branch Banking and Trust Company, as Rights Agent.

(1) Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 1991, as filed with the Securities and Exchange Commission, and incorporated by reference herein.
(2) Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission, and incorporated by reference herein.
(3) Exhibit to the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 1996, as filed with the Securities and Exchange Commission, and incorporated by reference herein.
(4) Exhibit to the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2000, as filed with the Securities and Exchange Commission, and incorporated by reference herein.
(5) Exhibit to the Company’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on March 22, 1996, and incorporated by reference herein.
(6) Exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 9, 2003, and incorporated by reference herein.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:    January 9, 2003

EMBREX, INC.

By:	/s/ Randall L. Marcuson
Randall L. Marcuson President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1(1)	Restated Articles of Incorporation

2(2)	Articles of Amendment to Restated Articles of Incorporation, effective March 21, 1996

3(3)	Articles of Amendment to Restated Articles of Incorporation, effective May 28, 1996

4(4)	Amended and Restated Bylaws, effective September 21, 2000.

5(5)	Rights Agreement, dated as of March 21, 1996, between Embrex, Inc. and Branch Banking and Trust Company, as Rights Agent, including exhibits.

6(6)	Amendment to Rights Agreement dated as of January 6, 2003 by and between Embrex, Inc. and Branch Banking and Trust Company, as Rights Agent.

(1)	Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 1991, as filed with the Securities and Exchange Commission, and incorporated by reference herein.
(2)	Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995, as filed with the Securities and Exchange Commission, and incorporated by reference herein.
(3)	Exhibit to the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 1996, as filed with the Securities and Exchange Commission, and incorporated by reference herein.
(4)	Exhibit to the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2000, as filed with the Securities and Exchange Commission, and incorporated by reference herein.
(5)	Exhibit to the Company’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on March 22, 1996, and incorporated by reference herein.
(6)	Exhibit to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 9, 2003, and incorporated by reference herein.

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